Filed by United Rentals
pursuant to Rule 425 under the
Securities Act of 1933, as amended.
Subject of the offer: RSC Holdings
(Commission File No.: 001-33485)
UNITED RENTALS/RSC HOLDINGS MERGER
Moderator: Fred Bratman
12-16-11/8:00 a.m. ET
Confirmation # 36465372

UNITED RENTALS/RSC HOLDINGS MERGER
Moderator: Fred Bratman
December 16, 2011
8:00 a.m. ET

Operator:	Good morning and welcome to United Rentals conference call discussing the proposed acquisition of RSC Holdings.

Before we begin, note that the company’s press release, comments by presenters and responses to your questions contain forward looking statements. The company’s business and operations are subject to a variety of risks and uncertainties many of which are beyond its control and consequently actual results may differ materially from those projected.

A summary of these uncertainties is included in the Safe Harbor Statement contained in the release. For a more complete description of these and other possible risks, please refer to the company’s annual report on Form 10-K for the year ended December 31st, 2010, as well as subsequent filings with the SEC. You can access these filings on the company’s Web site at www.unitedrentals.com. Please note that United Rentals has no obligation and makes no commitment to update or publicly release any revisions to forward looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.

You should also note that today’s call will include references to free cash flow, adjusted EPS, EBITDA and adjusted EBITDA, each of which is a non-GAAP term.

I will now turn the call over to Fred Bratman of United Rentals. Mr. Bratman, you may now begin.

UNITED RENTALS/RSC HOLDINGS MERGER
Moderator: Fred Bratman
12-16-11/8:00 a.m. ET
Confirmation # 36465372

Fred Bratman:	Good morning and thank you and welcome to our call. Thank you for joining us on such short notice. As the Operator said, I’m Fred Bratman, senior vice president of IR and corporate communications for United Rentals. Speaking today are Michael Kneeland, CEO of United Rentals, Bill Plummer, our CFO, as well as Erik Olsson, CEO of RSC Holdings.

We have a full agenda today. There is an investor deck on our Web sites, both Web sites, RSC and URI, which we’ll be going through and then we will, after we go through the deck, we will open up the call for Q&A. At this time, I would like to turn the call over to Michael Kneeland. Michael?

Michael Kneeland:	Thanks, Fred and for all of you on the call today, we’re talking from slide number five. It’s kind of a unique approach that we’re taking this morning. Today is an exciting day for United Rentals and RSC. We have a lot to cover on this call and we’ll try to keep our comments as brief as possible to leave ample time for questions.

As you all know, this morning, we announced our intent to acquire RSC for $18 a share and this is a transformational deal that will allow United Rentals to benefit significantly from the growth prospects and operational efficiencies of a much larger business and a best in class operation. Now before we get to some of the finer details of this transaction, I want to address the question of, why now? And there are three compelling answers to that question.

First, our in markets have entered a recovery and it was strong growth projected over the next five years. Second, there’s a trend toward rental penetration in the marketplace as a whole. And third, both companies are currently well positioned to take advantage of these dynamics. And we’re also expecting substantial cost savings from the combination of our operations and we expect the transaction will be accretive to cash earnings per share in the first full year after closing and that significant cost synergies will be attainable within this timeframe. Most importantly, both companies are completely committed to customer service. We both have a strong customer-facing infrastructure in place and this deal will bring together a wealth of best practices and industry talent, it’s very important. Given the collective integration experience and structure of both operations, we are also confident, very confident of our ability to manage the successful integration and deliver on expectations.

UNITED RENTALS/RSC HOLDINGS MERGER
Moderator: Fred Bratman
12-16-11/8:00 a.m. ET
Confirmation # 36465372

So with that, I’m going to ask Erik Olsson to add his comments. So over to you, Erik.

Erik Olsson:	Thank you, Michael and I’d like to echo your excitement about this transaction. RSC brings a diversified customer base with significant strength in the industrial market, which combined with United Rentals’ expanded product mix, and scale provides an exceptional platform for growth. And as I’ll share later in the call, our performance as RSC continues to be very strong and we are very proud of what we have built to date.

Ultimately, partnering with United Rentals elevates both organizations into a significantly stronger strategic and financial position that is far greater than either company could have achieved on a stand-alone basis. The synergies are significant and we are excited about the future. I look forward to assisting in the transition and integration.

Now, I’ll let Bill walk you through some of the top line transaction highlights.

William Plummer:	Thanks, Erik and good morning, everyone. In terms of the key transaction terms, as Michael said, the transaction is at $18 per share. That puts in the (inaudible) value at $4.2 billion, which includes the assumption of about $2.3 billion of net debt. The merger consideration will be about 60 percent — will be exactly 60 percent cash, 40 percent stock. That breaks down into $1.80 in cash and .2783 United Rentals shares per share of RSC. We’ll finance the cash portion through the issuance of new debt and through drawing on our existing ABL facilities. Excuse me. The net effect will be that about 70 percent of the outstanding shares post transaction will be owned by United Rentals shareholders and the remaining 30 percent by RSC shareholders post closing.

UNITED RENTALS/RSC HOLDINGS MERGER
Moderator: Fred Bratman
12-16-11/8:00 a.m. ET
Confirmation # 36465372

In addition to the transaction, our board has announced that we intend to authorize a share buyback in the amount of roughly $200 million post closing of the transaction. Our intention is to complete this share buyback in the six to 12 month range following the closing of the transaction. The financial benefits, we’ll touch on in a little bit more detail, but at a high level, we expect over $200 million of annual cost only saves and roughly two thirds of that fully developed run rate, we expect to achieve in the first 12 months after closing. As a result, as Michael said, we expect this transaction to be significantly cash accretive, cash EPS defined as excluding the one time costs and amortization of intangibles. In the first full year, significantly cash accretive. The leverage will be well contained post transaction. If you give effect to the synergies in the first year, we expect that the pro forma 2011 year end leverage would be in the 4.5 times area debt to adjusted EBITDA.

On the governance front, United Rentals chairman, CEO and CFO will remain in place and the RSC CEO will help lead in the transition. We also expect to add three of RSC’s independent directors to the existing United Rentals board. We do need shareholder votes from both companies and there will be the other customary closing conditions in a transaction like this which we expect to get through over the course of the next several months leading to a close of the transaction in the second quarter of 2012.

With that, I’ll turn it back to Michael for other comments about the transaction.

Michael Kneeland:	Well, thanks, Bill. For all of you on the phone again, let’s go to slide seven and let’s take a look at the profile of the company that the acquisition creates.

We think very highly of RSC and we see it’s a true strategic and financial fit between our two companies. We’re already the largest rental company in North America, but this transaction will take us to the next level, significantly enhancing our ability to serve the needs of our customers. First and foremost, it elevates our footprint and creates a more balanced and (diversiful) fleet mix and this creates a greater exposure to industrial customers and national accounts. So our combined LTM revenue through September 30th is $3.9 billion and our combined fleet is $7 billion based on original equipment value.

UNITED RENTALS/RSC HOLDINGS MERGER
Moderator: Fred Bratman
12-16-11/8:00 a.m. ET
Confirmation # 36465372

And the new United Rentals will be well positioned to be the supplier of choice in an industry that’s still highly fragmented and competitive. We have strong positions in all regions in the U.S. and Canada with a greater industrial or rental capabilities and a wealth of best practices and IT and the best talent in the industry. In short, we will raise the bar in every area that is important to our customers and with a more balanced revenue mix that we’re able to manage the business for less volatility in future cycles.

Looking at slide eight now. Every deal we’ve completed since I became CEO has met three strategic criteria and this one is no different. First, it dovetails with our customer segmentation strategy, which is to build strong relationships with the most attractive customer groups, particularly large accounts. Second, our corporate cultures are closely aligned and third, it would generate a positive return on invested capital by the second full year.

So moving on to slide nine. Now is turning to our strategic and financial rationale. There are five core factors that I want to discuss in detail. So going to slide 10, as I mentioned earlier, any point in the cycle will be a growth phase or during a downturn the combined company will be in a fundamentally stronger position with a more balanced revenue mix with a wider range of equipment offerings and deeper cost efficiencies. Now is the time to do this deal. Both companies are in a strong financial shape having gone through significant restructurings and cost rationalization programs over the past few years. And most forecasting services project that our construction end markets are entering a modest recovery. In long term, the new United Rentals will be poised to benefit from the ongoing recovery in construction over the next five years, as well as the continuing trend towards rental penetration. And we’re already experiencing the leading edge of that demand.

So going to slide 11. And combining our current industrial offering with RSC’s strength and industrial counts will help us increase our penetration in this growing rental sector and it will diversify our overall end market exposure reducing the impact of construction cycles. For the combined company, we expect there will be a more balanced customer mix with industrial counts representing 35 percent of rentals revenues up from 20 percent where we are now and exceeding our previous target of 30 percent industrial.

UNITED RENTALS/RSC HOLDINGS MERGER
Moderator: Fred Bratman
12-16-11/8:00 a.m. ET
Confirmation # 36465372

Now slide 12 talking about the ability to serve large customers. You know as a result of this increased scale, we’ll be able to accelerate our current customer segmentation strategy for larger key accounts and national accounts. These accounts typically rent for longer periods of time at lower transactional costs. They tend to pay on time, cause less damage to the equipment and geographic reach is a key factor in our segmentation strategy and the new United Rentals will be able to benefit from an expanded presence both nationally and regionally.

So going to slide 13. One of the things I — we find very attractive about RSC is that our cultures and strategies are extremely similar. This is an important point for us because it ensures that our customers will continue to receive the highest standards of service. Our customer targets and business segments are also the same, so there won’t be a material change in our go to market operations on the ground. In addition, we both receive — recently improved both of our cost structures and that discipline will continue with the combined organization.

And going to slide 14. On the practical standpoint, the similarities in our cultures and operations will ease the integration process. Both companies are already working on integration plans that sets the stage for a successful transition and there are four underlying principals to the plan, which are extremely important. Number one, the view of the integration is going to be through the customer’s eyes to create a smooth transition. Two is to utilize the best people, processes and systems from both organizations. Three is follow the money when pursuing cost and revenue synergies and four, to ensure the communication with our internal and external stakeholders is transparent.

Now as you know, we have a solid track record of optimizing our branch operations while retaining revenues and maintaining customer relationships. We also have approximately 250 acquisitions under our belt, so we feel confident that the integration process will run smoothly with minimal disruption to our customer facing operations. In fact, we’ve already mapped out the most important tasks for the first 100 days and we know the marks we need to hit. Our estimate at this time is that the branch consolidations will be in the range of five to 10 percent of the combined footprint.

UNITED RENTALS/RSC HOLDINGS MERGER
Moderator: Fred Bratman
12-16-11/8:00 a.m. ET
Confirmation # 36465372

So going to slide 15. And finally we have the cost savings and the revenue synergies we have anticipated for the combined company. This transaction is expected to create significant efficiencies and cost savings on top what’s already a position of strength. We’ve proven that we have the discipline and experience to transform the business at every level and we have equally clear vision for the integration and process, which I will personally lead with Erik’s support.

Now I’ll ask Bill to walk you through the financial details. So over to you, Bill.

William Plummer:	Thanks, Michael. As we said, we expect to achieve $200 million of annual run rate cost only synergies. I think the key point here that I would want to emphasize is that we’re very confident about the synergy number. We’ve taken a couple of different approaches at arriving at this number and we’re very, very comfortable and confident in our ability to achieve that number. It represents about five percent of the pro forma combined revenue on a trailing 12 basis and it’s a number that we think can develop very quickly. In particular we’ve said that we expect to be about two thirds of the way there on a run rate basis over the first 12 months.

The components of the synergies are pretty straightforward. You would expect corporate overhead savings, regional field overhead savings, along with branch consolidations, but a significant chunk of the synergies will come from operating synergies in our direct costs. So put those all together and they add up to the 200 and I take great comfort from the fact that both companies individually have come up with a number that’s very similar.

In addition to the synergies that we’re talking about here, there are other opportunities that we haven’t baked into the analysis which represent real upside, for example, revenue synergy opportunities. We think through a more efficient leveraging of our combined footprint along with the combined customer bases, there’s upside in revenue synergies and there may be other upsides in the cost synergies that we’re not anticipating as well. All in all, we’re very comfortable and confident in our ability to achieve the synergies and I think that’s a real key point to emphasize.

UNITED RENTALS/RSC HOLDINGS MERGER
Moderator: Fred Bratman
12-16-11/8:00 a.m. ET
Confirmation # 36465372

Moving to slide 16. In terms of the capital structure and accretion dilution, this is a good transaction from that perspective. For accretion, we expect this transaction to be cash flow accretive in the first full year after closing to cash EPS and when you look out at the second year, we expect that to be a double-digit accretive number by year two.

The balance sheet that will be left with the company will be a strong balance sheet on a pro forma basis and we expect to have adequate liquidity in the area of $600 to $700 million at the time of closing and it will grow from there. The overall leverage, as I mentioned earlier, will be very well managed in the area of 4.5 times when you include the first year synergies and certainly within the range that we feel comfortable with. More importantly, we expect that leverage to trend down rapidly as we realize the full synergies.

Financing is well in hand. We have about $2.2 billion of financing that we will execute to finance the transaction. We’ll be working with some of our key banks in order to provide that financing. So we have commitments from Morgan Stanley, Bank of America and Wells Fargo and we expect to move forward in putting permanent financing in place upon closing. RSC’s ABL and their senior secured notes that are due in 2017 will be repaid in the transaction and then we’ll be assuming the other unsecured notes as a go forward company.

So those are the key points that we would highlight about the transaction specifically. We wanted to finish with just an update on where the company’s performance stands as of right now for the fourth quarter. So for United Rentals, as we look at the fourth quarter, quarter to date, we’re still delivering very strong time utilization. Our quarter to date time utilization through November is 73.0 percent. We’re also continuing to deliver very good rate progression. At quarter to date, our year over year rate performance through November is 6.5 percent and we have been able to achieve sequential rate improvement in the fourth quarter as well. So October was a down number — a down month for us in terms of sequential rate, but that was primarily — actually exclusively due to currency, down two tenths. November has been up, up about a percent sequentially and so we’re about eight tenths of a percent sequential improvement. So put that together with the time utilization and our revenue growth is robust in the fourth quarter. Quarter to date we’re about 17.5 percent rental revenue growth and obviously looking to drive improvement going forward.

UNITED RENTALS/RSC HOLDINGS MERGER
Moderator: Fred Bratman
12-16-11/8:00 a.m. ET
Confirmation # 36465372

On the cost front, United Rentals has been focused on branch consolidation, as you know and we’ll continue that in the fourth quarter. We expect to consolidate about 20 branches all in in the fourth quarter as a stand-alone company. Maybe I’ll ask Erik to offer some thoughts on fourth quarter for RSC.

Erik Olsson:	Thanks, Bill. Yes, we are having an outstanding fourth quarter to date here. The strength of our third quarter comes into Q4 with utilization at 75 percent in October 71 percent in November and this trends combined with our current year investment in fleet generated year over year rental revenue growth of 27 percent quarter to date. This includes a record breaking 31.5 percent year over year rental revenue growth in November. I’m excited about our performance quarter to date, but I’m exceptionally proud of the acceleration of our pricing performance in Q4. In the first two months of the quarter, we have increased sequential pricing 3.2 percent over the third quarter resulting now in a 5.8 percent year over year improvement in rates quarter to date. So we look forward to closing out a very strong 2011 and we also expect that these trends will continue in 2012.

Michael Kneeland:	Great. Thanks, Erik and I want to just now go to the summary on page 19. Now that you’ve heard all of the details, you can see why we’re genuinely excited about the prospects for this combined business. You know we’re entering this transaction from a position of strength, creating financial value for our share — stockholders and delivering strategic value to our business. Now we’ve chose an exceptional company to partner with in the creation of the United Rentals and timing by all accounts is ideal.

So with that, I’m just going to stop and I think it’s now appropriate that we can open the call for questions. So Operator, please instruct that.

UNITED RENTALS/RSC HOLDINGS MERGER
Moderator: Fred Bratman
12-16-11/8:00 a.m. ET
Confirmation # 36465372

Operator:	The floor is now open for questions. At this time, if you have a question or comment, please press star one on your touch-tone phone. If at any point your question is answered, you may remove yourself from the queue by pressing the pound key. Again we do ask that while you pose your question that you pick up your handset to provide optimal sound quality. In the interest of time and to answer as many questions as possible, we ask that you limit your questions to one follow up. Following the call, a Webcast replay will be available for 90 days.

Thank you. Our first question is coming from (Linesh Linaya) with Citigroup.

(Linesh Linaya):	Good morning, everyone and congratulations to both URI and RSC for a tremendous transaction.

Michael Kneeland:	Thanks, (Linesh). Good morning.

(Linesh Linaya):	Good morning. Just a couple of questions that I’ve been getting this morning, so you know I just don’t want to be too focused on the nitty gritty, but I guess maybe this is a question for Bill. In the press release, Bill, there is a statement about that the transaction is dependent on delivery of tax opinions. Is that normal? Because you know I generally don’t come across sort of tax specific opinions and maybe if you can just kind of outline your thoughts there. Am I missing something there?

William Plummer:	There’s nothing unique or mysterious about it, (Linesh). We want to make sure that we have a good handle on the tax treatment of the transaction. We don’t expect there to be any undo complication, but certainly we want to evaluate and make sure that we’ve got the tax situation well in hand. So I don’t think there’s anything unusual that you need to be concerned about as an investor. We just — we’re just covering all bases.

(Linesh Linaya):	Got you. And then I’m not sure, Bill, if you mentioned anything on the ratings. But maybe if you can talk about the implications on ratings with the transaction.

UNITED RENTALS/RSC HOLDINGS MERGER
Moderator: Fred Bratman
12-16-11/8:00 a.m. ET
Confirmation # 36465372

William Plummer:	Certainly. We went to the agencies, advisory services to talk through this transaction. We fully expect that we will be able to maintain our current rating with a — with the close of this transaction. We do anticipate executing that share buyback that we talked about and even giving effect for that buyback, we expect to be able to maintain the rating of the pro forma company.

(Linesh Linaya):	Got you. So basically, the RSC ratings would be upped a notch then? Because I think they are below your ratings at this point.

William Plummer:	That’s right.

(Linesh Linaya):	OK. I guess from a strategic perspective, Michael, you know obviously both you and RSC have competed very heavily. You guys go against each other on a national basis. Can you talk about you know what brought you guys together? And I guess at the corporate level and you know down to the field level, how do you turn competitors into friends and I guess one big happy family after competing for so long?

Michael Kneeland:	Yes. You know you’re right, it’s been a healthy competition, but you know to be perfectly clear, you know we have been focusing on growing our key accounts and national account program. You know United Rentals has been very good in large projects, large national accounts. RSC is you know a premier company when it comes to industrial. And you know yes, we’ve been fierce competitors. But you know ultimately, you know down to the branch level, they focus on the customer and it’s about how they treat that customer and you know those are the things that would disrupt the organization. This is going to be an integration process that’s clearly going to be mapped out by both parties. This isn’t you know — you know it’s an acquisition, but you know for a lot of reasons, it’s going to be treated like a merger because there’s a lot of good things that both companies do.

My goal is to make sure that we get the best of both worlds and you know myself with Erik’s help and we’re going to see this through, very confident on the synergies, but more importantly, we do believe that we can build upon this for the future. This is not just about synergies. This is about creating long term value for our shareholders over time and I do believe that this transaction speaks to that.

Erik, I don’t know if you want to add anything?

UNITED RENTALS/RSC HOLDINGS MERGER
Moderator: Fred Bratman
12-16-11/8:00 a.m. ET
Confirmation # 36465372

Erik Olsson:	No, I completely agree. I think we have similar cultures and especially the focusing on around the customer and putting the two companies together creates a very large company with lots of opportunities for our combined employees to grow in and we can find new career paths, et cetera. So I’m confident that this integration will go smoothly and quickly as well.

Michael Kneeland:	Yes, the other thing I would only point out to you, (Linesh), is you know this is a company — United Rentals is a company that’s been made up over 250 acquisitions. You know we started out this way; I came from acquisition and a lot of management staff came from acquisitions from different companies. So we clearly understand the — you know this is a people business, particularly in the service and that’s going to be something that we — is one of our key operating principles.

(Linesh Linaya):	Just lastly, thank you, Michael and Erik, for that. Just lastly for Bill, I think in the press release, Bill, you mentioned that the RSC ABL will go away along with the secured notes, the 10 percent notes. You know can you talk about the 8.25 notes? Because they do have a change in control and the 9.5 percent notes, currently callable. So maybe if you can just kind of outline quick thoughts there and I’ll get back in queue.

William Plummer:	So our expectation is that the all of the unsecureds will remain outstanding. You know the structure that we’re using to execute the transaction we believe will allow us to leave all of those notes outstanding. So it’s just going to be the ABL and the secured notes that we’ll be taking out. I don’t know if you’ve got a more specific question.

Operator:	Once again, ladies and gentlemen, we ask that you please limit your questions to one plus one follow up. Your next question comes from the line of (David Russo) with International Strategy and Investment Group.

UNITED RENTALS/RSC HOLDINGS MERGER
Moderator: Fred Bratman
12-16-11/8:00 a.m. ET
Confirmation # 36465372

(David Russo):	Hi, good morning.

Michael Kneeland:	Hi, (David).

(David Russo):	If I missed it, my apologies, but the combined entity, when you ran through the numbers internally and thought about what the transaction and the combined company could look like, when you think of the EBITDA margin targets of the company going forward, how should we think about the old URI target and now as a combined entity?

William Plummer:	(David), it’s Bill. You know I think as a first order approximation, you know you should probably think about sort of a weighted average of the two. We are not changing our view for the legacy URI margin targets and improvement and I’ll let Erik speak for the RSC side, but I can’t imagine they’re thinking about any changes as well. And of course, you’ll have to adjust all of that for the synergies that we expect to realize. So I think you know as a first approximation, weighted average include the synergies and go from there.

Erik Olsson:	No. Yes. I agree, Bill. We are as you’ve seen in our third quarter here and from there, you know we hit 40 percent EBITDA margins and we’re looking to get back into or approach peak margins here as we move through 2012 and 2013. So I agree with what Bill says that this should be margin expanding for the combined company.

Michael Kneeland:	I agree. I think it’s — that’s the goal, (David).

(David Russo):	And when we think of some consolidation of the branches, how should we be thinking about the you know one plus one might equal a little less than two in the sense of are you going to be able to maintain you know the full business? Or do you feel and obviously some sensitivity pre a merger, but have you had a chance to talk at all with the customer base about you know the idea of scale and so forth when it comes to the national accounts? I mean is there any loss of business here from the consolidation of branches or just any conversation maybe you’ve had with national accounts? I’m just trying to get a feel for the one plus one, is it two? Or do we trim a little off the top?

UNITED RENTALS/RSC HOLDINGS MERGER
Moderator: Fred Bratman
12-16-11/8:00 a.m. ET
Confirmation # 36465372

Michael Kneeland:	Yes, (David), we haven’t reached out to national accounts at this point you know because you know obviously we just announced it this morning. But you know as we went through, we did some assumptions on areas where we do think that there may be some you know question marks around our customer base, but it wasn’t material. We also saw you know opportunities for actually revenue synergies to increase our revenue and particularly in two areas, one is with total control and the other would be with our trench power HVAC business that we can bolt on with the expertise that RSC brings. With our customers, we think that it’s about service. It’s about you know some of them may be upset at the fact that they — it’s a larger organization, but it really comes down to the services you provide and that if those services — you know my sense would be to improve them you know and to retain them.

Now having said all of that, where we’d have merged locations and consolidated locations, we have a strong record of maintaining the revenues. Some of the revenues of the walk in type business goes away, but the strong profitable business, we clearly hold onto. Erik or Bill, would you like to add anything?

Erik Olsson:	No. I think you’ve covered it very well. I wouldn’t expect to see any large revenue losses as part of this process.

William Plummer:	I would agree.

Operator:	Your next question comes from the line of (David Nancy) with Robert W. Baird.

(David Nancy):	Hi, good morning. First off with the 4.5 times leverage comfort level, does that include the $200 million share repurchase? Or is that prior to that? And second and related to it, what was the rationale of announcing the intention to repurchase the stock?

William Plummer:	The 4.5 roughly does include the effect of the buyback and it also includes the first year synergies. And the logic for the buyback is we executed the transaction at 60/40, we wanted to get back to the net impact of around 70/30 percent transaction. That was how we were thinking about the impact from a debt and equity perspective. We did it 60/40 and the buyback is just targeted at getting us back there.

UNITED RENTALS/RSC HOLDINGS MERGER
Moderator: Fred Bratman
12-16-11/8:00 a.m. ET
Confirmation # 36465372

(David Nancy):	OK. Thank you. And second, I’m not sure if you can talk about the timeline of discussions and who approached whom and if there were discussions with anyone else. Any details you can give us at this time?

Michael Kneeland:	Well, this is Mike. It’s safe to say that we have had a long standing relationship with RSC going back to the — you know the late ‘90s and you know it’s just safe to say that you know our discussions started in late October and we progressed rapidly.

Operator:	Your next question comes from the line of (Scott) (inaudible) with Oppenheimer.

Michael Kneeland:	Morning, (Scott).

(Scott):	Good morning. Thanks. I’m going to three upfront and hopefully you guys will take a follow up if one required. First one, I don’t assume any anti trust issues, but could you remind us market share, just as you see the industry? Number two question is, Oak Hills terms, are they getting the same deal everyone else is? Do we know what they’re going to do after? Any color there would be much appreciated. And number three, what’s the long term plan? For Erik Olsson. Thanks.

Michael Kneeland:	I’ll — let me address the you know the market position. As you know, we have publicly stated that we are in the eight to nine percent range, probably closer to the eight. RSC historically has been in the four, 4.5 range. So you can do the math and see where we stand. We will — as you pointed out, we will follow and file with the regulatory processes that we have to do. We don’t see any hurdles or any challenges that we would — that would alarm us. So we’re very confident that we can overcome the requirements there.

With regards to Oak Hill, I don’t think it’s appropriate for us to even comment.

UNITED RENTALS/RSC HOLDINGS MERGER
Moderator: Fred Bratman
12-16-11/8:00 a.m. ET
Confirmation # 36465372

Erik Olsson:	Well, obviously they get the same deal as everybody else, there’s no difference there. And for myself, I’m going to be participating here during the transition phase in the integration process.

Michael Kneeland:	Yes. And look it, I (inaudible) making it perfectly clear that Erik is going to be working very closely with me during the transition and to make sure that we are very successful.

(Scott):	Thanks. And just following up on that, were there talks with any other companies? Was this unique? You two have been going at this for a while? Just any consideration for others and I assume you’re done for now.

Michael Kneeland:	You know I can only tell you that we’ve been — you know we have been talking to RSC. I outlined that we started in late October, (Scott), and very happy that it came to a successful conclusion.

Erik Olsson:	Yes. RSC was not for sale. We were not shopping the company and so you know United Rentals approached us as Mike said in this last go around in late October and it went very fast (inaudible).

Operator:	Your next question comes from the line of (Phillip Volticelli) with Deutsche Bank.

(Phillip Volticelli):	Morning.

Michael Kneeland:	Hi, (Phillip).

(Phillip Volticelli):	Congratulations.

Michael Kneeland:	Thank you.

(Phillip Volticellli):	My questions are with regard to the capital that will be needed to be raised. If I do the back of the envelope, $400 million from RSC’s revolver, $400 million for the 10 percent secured notes, the equity portion of the $10.80 is about $1.1 billion and then $200 million for the share repurchase, that gets you to about $2.1 billion. Is that accurate as to what you’re looking to raise?

William Plummer:	Two point two.

UNITED RENTALS/RSC HOLDINGS MERGER
Moderator: Fred Bratman
12-16-11/8:00 a.m. ET
Confirmation # 36465372

(Phillip Volticelli):	OK. And how will you do that, Bill? Will it be drawing the revolver and some sort of new term loan? Are you looking to issue bonds? Any discussion there?

William Plummer:	So the 2.2 will be raised in new high yield issues, mixed with secured and unsecured. I should point out that in addition to the 2.2, we’ll have a small draw on the ABL you know for you know a little bit more than $100 million. So you know all in, 2.3 of which 2.2 will be market issuance.

(Phillip Volticelli):	Great. Thank you for the clarity and then, on the 10 percent notes, are you going to take them out at T plus 50? Or are you going to try to negotiate something there?

William Plummer:	You know we’ll — we’re still working the exact details, but we will take them out per the indenture.

(Phillip Volticelli):	OK. Great. Thank you very much.

Operator:	Your next question comes from the line of (Emily Shanks) with Barclays Capital.

Michael Kneeland:	Hi, (Emily).

(Emily Shanks):	Good morning, guys. Congratulations.

Michael Kneeland:	Thank you.

(Emily Shanks):	Thank you for the details around the cash structure. I actually have a couple of just follow up from (Phillip). Specifically for the RSC 8.25, can you clarify if your view right now is that that does trigger a change of control?

William Plummer:	Our view is that does not and we expect to maintain those outstandings.

(Emily Shanks):	OK. And I guess my second question is, are you comfortable with the RP basket in the existing triple R indentures on a go-forward basis?

UNITED RENTALS/RSC HOLDINGS MERGER
Moderator: Fred Bratman
12-16-11/8:00 a.m. ET
Confirmation # 36465372

Male:	We’re very comfortable. As we looked at the entire capital structure, go forward, you know we spent a lot of time working through the issues with both companies issues. We don’t foresee any challenges in terms of meeting the indenture requirements.

Female:	OK. And then my final question is just around those secured notes, for the 2017. I know you said you are working through the issues right now. I just ask, are you trying to contemplate utilizing the equity (call) aspects?

Male:	Sorry, equity (callbacks) was your ...?

Female:	Yes.

Male:	Question? No.

Female:	OK.

Male:	No.

Female:	OK great. Thank you.

Operator:	Your next question comes from the line of (Seth Webber) with RBC Capital.

Male:	Hey, (Seth).

(Seth Webber):	Good morning, guys.

Male:	Hi.

(Seth Webber):	Couple of questions. You know I guess, (Mike), you have been in this business a while. Is the five percent synergy target you know how does that compare to kind of past transactions that you have done?

(Mike):	Well each transaction is a little bit different. This one here is obviously a lot larger in scale. And you are talking about you know a lot of redundancy in certain areas. You know, and Bill can walk you through specifics. I am very confident on the numbers that we put out there.

UNITED RENTALS/RSC HOLDINGS MERGER
Moderator: Fred Bratman
12-16-11/8:00 a.m. ET
Confirmation # 36465372

We are going to deliver on those numbers and then some. We are — as we pointed out, those are the cost synergies. We do see a significant revenue synergies. Now, and as we go through the process, we’ll communicate on an ongoing basis like we always have, a community of what we’re doing and what we’re seeing out there. But I am very confident.

(Seth Webber):	Yes, no, I mean that was my point. As it seems conservative. In instances where you are — you know where you have identified stores that you can consolidate, I mean do the systems, — and do the company’s systems work together? I mean how — would you be able to share equipment between sites? Can you maybe just explain how that would work? And are you going to re-brand everything under one brand?

(Mike):	Well with — everything — all of those questions are premature for us to answer right away. As you know, RSC does you know a lot of things very well, particularly like total control. We do both have the same operating system with (Rental Man). However, we have both migrated and modified that. We would do a GAAP analysis to see what are the best attributed between both systems, and see how we can map both of those to integrate into one operating system.

That would number one. With regards to you know being able to move fleet, you know we both do that very well. We both have a platform of fleet managers. I think that that will go forward. And I see it as an opportunity for improvement on fleet management.

RSC does a very good job on fleet management. And again, I want to point out that this is about learning from both sides. And so I think that is something that we can — will be a benefactor going forward.

(Seth Webber):	OK.

Male:	Yes, and I agree with (Mike). I think that (inaudible) and have much expanded the market coverage will allow for even an improved fleet management, fleet sharing, and possibly you know improvement from already very high fleet (inaudible).

UNITED RENTALS/RSC HOLDINGS MERGER
Moderator: Fred Bratman
12-16-11/8:00 a.m. ET
Confirmation # 36465372

(Seth Webber):	OK. And if I could squeeze one more in. I mean you have talked — so the transaction is not going to close until probably second quarter. And Michael, and Bill, you have talked about kind of front-end loading your cap ex for next year. So do you continue to go forward with that plan where you know that 500 million to 600 million is going to be pulled — you know front-end loaded to the first half. Or does that now kind of take a pause and you wait and see where this — you know to make sure the transaction goes through. And you know how should we be thinking about your cap ex for the first half of next year?

Male:	For (inaudible) side, you should think about it the same way. We fully expect that we’ll have a robust start to the year. Given momentum that we are seeing coming out of 2011. And so we are continuing to plan on front-loading our cap ex for the 2012 period.

Operator:	Your next question — your next question comes from the line of (inaudible) with UBS.

Male:	Hey, good morning, guys.

Male:	Morning.

Male:	Aside from the EBITDA margins, how do other operating metrics change as a result of the combined entity?

Male:	So (Henry), we — without going into too much detail, we have done a high-level look at a variety of metrics. You know measures like OE — average (OEC) for store, average (OEC) for driver. Average (OEC) for mechanic. And we made estimates of how we’re going to drive those. I think it’s fair to say that in most cases you know we assume that we would be moving towards a better metric of either company. But not fully there you know to reflect the difference in our business.

But we have got a number of measures like that, that we have baked into our assumptions about the synergies, and the operating results of the company going forward, that we feel very confident about our ability to achieve.

UNITED RENTALS/RSC HOLDINGS MERGER
Moderator: Fred Bratman
12-16-11/8:00 a.m. ET
Confirmation # 36465372

Male:	And with the combined entity, you have got better information than either of the companies ever had before alone. So you think that there is a chance that a combined entity is able to achieve better pricing than either of the two ever could have just because you have got better information on what industry pricing is from now to of the leading players?

Male:	I would say you know pricing will be what it will be. And that is not what we’re focused on here. Two hundred million dollars of cost-only synergies is a huge prize. And we’re going to be focused very intently on realizing that. And you know the market will set pricing.

Operator:	Your next question comes from the line of (Peter Chang) with Credit Suisse.

(Peter Chang):	Hi, good morning guys, and congratulations.

Male:	Thank you.

(Peter Chang):	I just had a quick question on — how do RSC’s rental rates (inaudible) match up against your (eyes) currently. Is there — I mean is there a big difference between the two?

Male:	I am sorry, ask that question again?

(Peter Chang):	In terms of absolute rental rates. You know on a daily, monthly, or full year national strategic accounts. Is there a material difference between the you know RSC’s absolute rental rates that they are charging across their business compared to (your eyes)?

Male:	Hard to say. We haven’t gotten into that level of detail. Obviously we’re still independent companies, and so we haven’t compared pricing on a customer level basis. You know so I guess I will say more to come on that as we close the transaction.

(Peter Chang):	OK great. That’s all I have. Thank you. I appreciate it.

Male:	Yes.

Operator:	Your next question comes from the line of (Joe Box) with Key bank.

UNITED RENTALS/RSC HOLDINGS MERGER
Moderator: Fred Bratman
12-16-11/8:00 a.m. ET
Confirmation # 36465372

Male:	Hi, (Joe).

(Joe Box):	Hi, good morning, guys. I have got a quick follow-up on (Phillip’s) question. Now we have seen a few deals come out recently that have been at higher than expected debt rates. Can you maybe just talk a little bit about what your expectations are for (REITs) in the high yield market?

Male:	You know, that’s a — that’s a, you know, a very speculative question, right? The deal will close several months forward and we’ll — and we’ll deal with market levels at that point in time.

I think the important thing that I would point out now, is that we’ve done sensitivities around the funding cost and the deal still makes sense in any reasonable range of funding cost that we can imagine.

So, you know, I ‘m not focused on a specific number for our funding cost as of right now, as long as it’s within a reasonable range and we feel that we can deal with anything that the market is likely to hand us.

Male:	Can you just define maybe what a reasonable range might be? Because I think some recent transactions would kind of fall outside of that reasonable range.

Male:	Again, I wouldn’t want to speculate on a particular number. I think you would — if you thought a — the maximum rate that we use you’d be very comfortable.

Male:	Great. Thank you.

Male:	Thank you.

Operator:	Your next question comes from the line of (David Wells) with Thompson Research Group.

(David Wells):	Good morning everyone.

Male:	Good morning.

UNITED RENTALS/RSC HOLDINGS MERGER
Moderator: Fred Bratman
12-16-11/8:00 a.m. ET
Confirmation # 36465372

(David Wells):	If I look at the 5 to 10 percent overlap from a store base, does that include (RSC’s) express locations or is that just a pure standalone?

Male:	So that’s the percent of the total that we have. Obviously, express store or on-site, you know, full line branches as we get into more detail, we’ll make assessments about, you know, how many of each of the different types of stores might be consolidated.

But, the percentage is a comparison to the total count.

(David Wells):	OK. And then, looking at the synergy analysis, from a cost bucket perspective, I mean, my sense is that the majority of that which come out of the SG&A line, is that a reasonable assumption or is it going to bucket out? Some of its going to be cost of (real) as well.

Male:	Certainly the majority would be out of SG&A just because the corporate and field overhead balance is a — is pretty significant portion of the 200. But we accept — expect material operating phase in the cost of (REIT lines) as well.

Operator:	Your next question comes from the line of (Ted Grayson) with (Cisco)

Male:	Hi, (Ted).

(Ted Grayson):	Congratulations. How are you doing?

Male:	Good. Thank you.

(Ted Grayson):	Just a couple of quick ones. On the synergy side, I just wanted to make sure I understood the messages. You intentionally (fit) to capture 200 million within the first 12 months or is it you exit at a $200 million run rate?

Male:	What was the first — was that the first — you saying for the first year or total?

(Ted Grayson):	Yes, yes. In the first year, I just — I think — the way I read the slide deck was it captured two, you know, two-thirds of the 200 million in the first 12 months. But then I thought I heard Bill say, it might be a run rate exiting the first 12 months.

UNITED RENTALS/RSC HOLDINGS MERGER
Moderator: Fred Bratman
12-16-11/8:00 a.m. ET
Confirmation # 36465372

I just wanted to get clarity on that point.

Male:	Sure. So the — maybe more than you ask, but the fully developed run rate of 200 million is the fully developed number. At the end of the first year, we expect two-thirds of that as a run rate of savings.

(Ted Grayson):	OK. So you would not — yes, yes, so you would not anticipate capturing those two-thirds in the first 12 months you exit?

Male:	That’s exactly right. That’s exactly right.

(Ted Grayson):	OK. And then would you anticipate capturing the (leading) one-third in the next 12 months?

Male:	Yes. So we’re seeing fully developed by the end of year two.

(Ted Grayson):	OK. And could you just (in this) quarter of magnitude what to look for in one time charges?

Male:	You know, we’ve made some estimates, you know, in the — you guys want to hear a number?

So just let’s do. In the area of 150 to $170 million, just to put a number there. It’s really difficult at this point. Some things you can — you can estimate, others, you know, you have to get deep in to really be able to say.

For example, while we give a total number for the branch consolidations, we haven’t identified the specific branches, therefore we can’t tell you the specific lease expense for getting out of those leases that will incur.

So it is a — it’s a really difficult art at this point, but call it, you know, 150 to 170 in that range.

(Ted Grayson):	OK. In terms of the timing of realizing this one time sort of probably was similar to the synergy number, in which two-thirds in the first year and one-third in the second year?

UNITED RENTALS/RSC HOLDINGS MERGER
Moderator: Fred Bratman
12-16-11/8:00 a.m. ET
Confirmation # 36465372

Male:	I just frontend load at the loop is more than that.

(Ted Grayson):	OK. And the last thing I just wanted to ask is on timing (indicating the) due to you estimates, would you think it’s in the earlier half of 2Q or the latter half? And does that anticipate any second review by the — by the regulatory guys? OK, would you be subject to DOJ or (FGC) review?

Male:	(Who knows) is the — is the answer to, you know, the timing question. And (is there) a lawyer in the house? It’s a — it’s a, you know, I’ll let lawyers respond on who’s reviewing it.

Operator:	Your final question comes from the line of (Yema Deidei) with JP Morgan.

Male:	Good morning.

(Yema Deidei):	(Thanks). Good morning. Thank you.

Bill, one clarification, (you got) hear you say that you don’t — you do not intend to use the equity clock full for the 10 percent note?

William Plummer:	That’s right.

(Yema Deidei):	And, why is that?

William Plummer:	Well, we, you know, the — as I said, we’re examining the details of (backway) house we’ll retire that note. I don’t know that I want to offer a lot of detail at this point.

But we will comply with the requirements of the indenture.

(Yema Deidei):	OK. Thanks. And then my second question is, I think I heard you say, you know, the financing needs are going to be financed in the high yield markets, with the mix of secureds and unsecureds.

Any sense in terms of the breakout there?

William Plummer:	So, it’s — again, this is all fluid and it’s well in advance of when we expect to close at. And so, we’re finalizing our plans.

UNITED RENTALS/RSC HOLDINGS MERGER
Moderator: Fred Bratman
12-16-11/8:00 a.m. ET
Confirmation # 36465372

You know, I think it’s fair to say, you know, we’ll, you know, we won’t be dramatically different in the secured issue than what we retire in the — in the secured note that’s going to be retired.

Operator:	Thank you. That was our final question. And I like to turn the floor back over to Mr. (Neeland) for any closing remarks.

(Neeland):	Great. Thanks, operator.

And first and foremost, I want to thank everybody for joining us this morning. I, you know, I’ll end this by, you know, going back to what I said in the beginning, very excited about this transaction.

We believe that we’re partnering with the right partner, with (RSC). It’s about the best of both companies. And with regards to timing, timing is right, we’re both poised for growth.

As you heard on the update on the fourth quarter, we expect to be accretive to a cash flow EPS in the first full year. And we’re developing and creating a leading North American equipment rental company. And we are both closely aligned on our culture.

So, I’m very excited about this. And as I stated before, we’ll continue to communicate on a quarterly basis. So thank you very much.

Operator:	Thank you. This concludes today’s conference call. You may now disconnect.
END

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and in the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to United Rentals or RSC Holdings, the management of either such company or the transaction, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. United Rentals and RSC Holdings undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the equipment rental industries, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents United Rentals and RSC Holdings have filed with the U.S. Securities and Exchange Commission as well as the possibility that (1) United Rentals and RSC Holdings may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of United Rentals and RSC Holdings; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction; and (6) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the Securities and Exchange Commission by United Rentals and RSC Holdings. United Rentals and RSC Holdings give no assurance that it will achieve its expectations and does not assume any responsibility for the accuracy and completeness of the forward-looking statements.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of United Rentals and RSC Holdings described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the Securities and Exchange Commission. All forward-looking statements included in this document are based upon information available to United Rentals and RSC Holdings on the date hereof; and United Rentals and RSC Holdings assumes no obligations to update or revise any such forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This press release relates to a proposed transaction between United Rentals and RSC Holdings, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by United Rentals. This press release is not a substitute for the registration statement and joint proxy statement/prospectus that United Rentals will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about United Rentals and RSC Holdings, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, in the Investor Relations portion of the United Rentals website at http:// http://www.ur.com/investor under the heading “Investors” and then under “SEC Filings.” Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Investor Relations at 203-618-7318.

Participants in Solicitation

United Rentals, RSC Holdings and their respective directors and executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of United Rentals and RSC Holdings in connection with the proposed transaction. Information about the directors and executive officers of United Rentals and their ownership of United Rentals common stock is set forth in the proxy statement for the United Rentals 2011 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 31, 2011. Information about the directors and executive officers of RSC Holdings and their ownership of RSC Holdings common stock is set forth in the proxy statement for the RSC Holdings’ 2011 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 16, 2011. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.